BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street

New York, New York  10286

April 22, 2021

BNY Mellon New Jersey Municipal Bond Fund, Inc.

240 Greenwich Street
New York, New York  10286

Re:       Expense Limitation

To Whom It May Concern:

BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon New Jersey Municipal Bond Fund, Inc. (the "Fund"), as follows:

Effective April 30, 2022, BNYM Investment Adviser will waive receipt of its fees and/or assume the direct expenses of the Fund so that the direct expenses of none of the Fund’s classes (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed 0.60% of the value of the Fund's average daily net assets.  On or after April 30, 2022, BNYM Investment Adviser may terminate this expense limitation agreement at any time.

This Agreement may only be amended by agreement of the Fund, upon the approval of the Board of Directors of the Fund and BNYM Investment Adviser to lower the net amounts shown and may only be terminated prior to April 30, 2022, in the event of termination of the Management Agreement between BNYM Investment Adviser and the Fund.

                                                                        BNY MELLON INVESTMENT ADVISER, INC.

                                                                        By: /s/ James Bitetto
                                           James Bitetto

                                                                               Secretary

Accepted and Agreed To:

BNY MELLON NEW JERSEY MUNICPAL BOND FUND, INC.

By: /s/ James Windels

       James Windels

       Treasurer